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                            October 19, 2021

       Paul Middleton
       Chief Financial Officer
       Plug Power, Inc.
       968 Albany Shaker Road
       Latham, NY 12110

                                                        Re: Plug Power, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed May 14, 2021
                                                            Form 8-K filed
November 9, 2020
                                                            File No. 001-34392

       Dear Mr. Middleton:

              We have reviewed your August 20, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 16, 2021 letter.

       Form 8-K filed November 9, 2020

       Exhibit 99.1, page 1

   1. We note your response to comment 6. Based on the example provided, gross billings is
                                                        $120 million, whereas,
the total amount invoiced to customers is $130 million. The
                                                        Commission Guidance on
Management   s Discussion and Analysis of Financial Condition
                                                        and Results of
Operations, issued on January 30, 2020, states that non-GAAP financial measures exclude
operating and other statistical measures. Based on your response, it is still unclear to us how
your gross billings amount represents an operating or other
                                                        statistical measure and
not a non-GAAP    adjusted revenue    measure considering it is the
                                                        amount of revenue
recognized in the current year inclusive of the value of warrants.
                                                        Please explain why a
metric titled and described through disclosure as based on    the
 Paul Middleton
FirstName
Plug Power,LastNamePaul Middleton
            Inc.
Comapany
October 19,NamePlug
            2021    Power, Inc.
October
Page 2 19, 2021 Page 2
FirstName LastName
         invoice value    is not the $130 million in your example, and instead
requires significant
         estimates and assumptions, including the allocation of revenue. In your response, address
         why the value of warrants is an operating    billings    measure and
whether it is included or
         referenced in your invoices.
Form 10-K for the Fiscal Year Ended December 31, 2020
Restatement Background, page 3

2. We have read your response to comment 1. Please amend your filing to provide revised
         management   s discussion and analysis disclosures for all restated
periods, including the
         restated quarterly periods.
3. In your response to comment 2, you indicate that you monetize a portion of investment tax credits ("ITC's") through your sale-leaseback transactions. Please provide additional details regarding your accounting for the ITC monetization and the basis in GAAP for your policy, or point us to where in your filing this information is disclosed. In doing so, tell us whether ITC monetization is material to your financial statements and whether it represents a material portion of your contracts.
Internal Control Considerations,, page 4

4. We have read your response to comment 3. As the restatement impacted periods prior to the most recent fiscal year, it is unclear whether your prior conclusions on the
         effectiveness of internal control over financial reporting (   ICFR
) and disclosure controls
         and procedures (   DCP   ) for those restated fiscal years are still
appropriate. If
         management has determined that a material weakness existed in those prior fiscal years in relation to the errors identified and therefore, both ICFR and DCP are ineffective for those years, please amend your filing to disclose this information. Refer to page 40 of SEC
         Release No. 34-55929.
Critical Accounting Estimates
Impairment of Long-Lived Assets and PPA Executory Contract Considerations, page
61

5. You indicate in your response to comment 4 that your PPA arrangements are not accounted for as leases under ASC 842 since you have substantive substitution rights.
         Please tell us in further detail how you determined your PPAs met the conditions of ASC
         842-10-15-10. In particular, given the nature of the assets, clarify how you benefit economically from the exercise of substitution rights. Additionally, describe to us the substitution provisions in your PPA contracts as well as your sale/leaseback contracts.
 Paul Middleton
Plug Power, Inc.
October 19, 2021
Page 3

       You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Mark Rakip,
Staff Accountant, at (202) 551-3573 with any questions.



FirstName LastNamePaul Middleton                       Sincerely,
Comapany NamePlug Power, Inc.
                                                       Division of Corporation
Finance
October 19, 2021 Page 3                                Office of Manufacturing
FirstName LastName